UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

National Tax Credit Investors II

(Name of Issuer)

Units of Limited Partnership Interests

(Title of Class of Securities)

638091108 / US6380911080

(CUSIP Number)

Sara R. Ziskin

Sara R. Ziskin, PC

1819 E. Morten Avenue, Suite 290

Phoenix, Arizona 85020

(602)252-1101

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 14, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ira J. Gaines
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,430 (1)
	8.	SHARED VOTING POWER 1,139 (2)
	9.	SOLE DISPOSITIVE POWER 3,430 (1)
	10.	SHARED DISPOSITIVE POWER 1,139 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,569
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.34%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Represents Units owned by Ira J. Gaines, personally, as well as Units held in the name of the Ira J. Gaines Revocable Trust (the “Gaines Trust”). Mr. Gaines is the sole trustee of the Gaines Trust. In that capacity, Mr. Gaines has the sole power to vote and dispose of the Units held by the Gaines Trust. The Units held by the Gaines Trust were acquired using working capital of the Gaines Trust.
(2)	Represents Units held in the name of Mr. Gaines’ wife, Cheryl Hintzen. Mr. Gaines and Ms. Hintzen share voting power and dispositive power with regard to such Units. These Units were acquired using personal funds of Ms. Hintzen.

Item 1. Security and Issuer.

This Schedule 13D relates to the Units of Limited Partnership Interests (“Units”) of National Tax Credit Investors II, a California limited partnership (“NTCI”). The principal executive office of NTCI is P.O. Box 91274, Los Angeles, California 80009.

Item 2. Identity and Background.

This Schedule 13D is being filed by Ira J. Gaines (the “Reporting Person”). Information with respect to Mr. Gaines is as follows:

(a) Ira J. Gaines

(b) 1819 E. Morten Avenue, Suite 180, Phoenix, AZ 85020

(c) Mr. Gaines is an investor, both individually and as part of various investment vehicles.

(d) Mr. Gaines has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Gaines has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in Mr. Gaines being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Gaines is a citizen of the United States.

Item 3. Source or Amount of Funds or Other Consideration.

The Units were purchased for an aggregate of approximately $164,818.00 by the Reporting Person using personal funds with regard to the Units held by Mr. Gaines and his wife, and working capital of the Gaines Trust with regard to the Units held by the Gaines Trust.

Item 4. Purpose of Transaction.

The Reporting Person acquired and is holding the Units for investment purposes. In the future, the Reporting Person may engage in, without limitation, plans or proposals for the acquisition of additional Units, disposition of the Units and other actions similar to any of the foregoing.

The Reporting Person intends to review his investment in NTCI on a continuing basis and, depending on various factors, including the company’s business affairs and financial position, other developments concerning NTCI, the price level of the Units, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to him, the Reporting Person may in the future take such actions with respect to his investment in NTCI as the Reporting Person deems appropriate in light of the circumstances existing from time to time.

Item 5. Interest in Securities of the Issuer.

(a)	Aggregate number of Units beneficially owned	4,569

	Percentage of NTCI’s outstanding Units	6.34%

(b)	Number of Units subject to sole voting power	3,430

	Number of Units subject to shared voting power	1,139

	Number of Units subject to sole dispositive power	3,430

	Number of Units subject to shared dispositive power	1,139

(c)	Mr. Gaines has made the following purchases of NTCI Units during the past 60 days:

Purchaser	Date	Number of Units	Price per Unit	Type of Transaction
Ira J Gaines Revocable Trust	6/7/2013	25	59	Private Transaction
Ira J Gaines Revocable Trust	6/10/2013	10	59	Private Transaction
Ira J Gaines Revocable Trust	6/11/2013	65	59	Private Transaction
Cheryl Hintzen	6/11/2013	14	59	Private Transaction
Ira J Gaines Revocable Trust	7/18/2013	100	39	Private Transaction
Ira J Gaines Revocable Trust	9/18/2013	50	33.90	Private Transaction
Cheryl Hintzen	10/18/2013	50	42	Secondary Market Transaction

(d)	N/A
(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person shares voting and dispositive power over the Units held in the name of his wife, Cheryl Hintzen. In addition, as sole trustee of the Gaines Trust, the Reporting Person has sole control over the Units held in the name of the Gaines Trust. Except as set forth in the previous sentences or as otherwise set forth in this Schedule 13D, the Reporting Person is not aware of any contracts, arrangements, understandings or relationships (legal or otherwise) between himself and any person with respect to any securities of NTCI, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 12/20, 2013	Signature

Ira J. Gaines
Name